Filed by Tularik Inc.

Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Tularik Inc.

Commission File No.: 000-28397

Contact:	Andrew Perlman, M.D., Ph. D.

650-825-7314

Traci McCarty

650-825-7182

Tularik Announces Special Meeting of Stockholders to Approve

Acquisition by Amgen

South San Francisco, Calif., June 29, 2004—Tularik Inc. (NASDAQ:TLRK) today announced that it will convene a special meeting of stockholders on Thursday, August 12, 2004 to vote on Amgen Inc.’s (NASDAQ: AMGN) proposed acquisition of Tularik. The meeting will be held at 10:00 a.m., Pacific Time, at 1120 Veterans Boulevard, South San Francisco, Calif. Under the terms of the previously signed merger agreement, Amgen, in a tax-free transaction, will exchange Tularik common stock for Amgen common stock in a ratio that fixes Tularik’s value at $25 per share based on the average Amgen stock price during a set number of trading days prior to the close of the transaction.

Stockholders at the close of business on the record date of June 25, 2004 will be eligible to vote at the special meeting. The merger transaction was first announced in a joint press release on March 29, 2004.

The acquisition is expected to close shortly after the special meeting of stockholders, assuming stockholder approval and satisfaction of other closing conditions. Tularik intends to begin mailing a proxy statement/prospectus to Tularik stockholders on July 2, 2004.

About Tularik

Tularik is engaged in the discovery and development of a broad range of novel and superior orally available medicines that act through the regulation of gene expression. Tularik’s scientific platform is focused on three therapeutic areas: cancer, inflammation and metabolic disease. Tularik currently has five drug candidates in clinical trials. In the cancer area, Tularik is currently conducting a pivotal study of T67 for the treatment of hepatocellular carcinoma and Phase 2 trials with T607 for the treatment of gastric and esophageal cancer. T487, for the treatment of inflammatory diseases, and T131, for the treatment of type 2 diabetes, are in Phase 2 trials to evaluate safety and pharmacokinetic parameters. T71 for the treatment of obesity has recently commenced Phase 1 trials.

Forward-Looking Statements

This press release contains “forward-looking” statements, including those relating to the special meeting of stockholders, the tax-free exchange of Tularik common stock for Amgen common stock, the intended mailing of proxy materials and the expected closing of the merger. These statements are subject to a number of risks and uncertainties, including the possibility that the stockholder meeting is cancelled or delayed, that the merger may not be consummated or that Amgen and Tularik may be required to modify aspects of the transaction to achieve regulatory approval; that the businesses of Amgen or Tularik may suffer due to uncertainty created by the merger and that Amgen and Tularik may be unable to successfully execute their integration strategies. Tularik does not undertake any obligation to update forward-looking statements.

Additional Information about the Acquisition and Where to Find It

In connection with Amgen’s proposed acquisition of Tularik (“Acquisition”), Amgen has filed a registration statement/prospectus and other relevant materials, with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS OF AMGEN AND TULARIK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS FILED BY AMGEN OR TULARIK BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, TULARIK AND THE ACQUISITION. The proxy statement/prospectus and other relevant materials, and any other documents filed by Amgen or Tularik with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a written request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Tularik by contacting Tularik Inc., Attn: Investor Relations at 1120 Veterans Blvd., South San Francisco, CA 94080. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials filed by Amgen or Tularik before making any voting or investment decision with respect to the Acquisition.

Amgen, Tularik and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tularik in favor of the Acquisition. Information about those executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amgen Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 11, 2004. Information about the executive officers and directors of Tularik and their ownership of Tularik common stock is set forth in the proxy statement for Tularik’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Tularik and their respective executive officers and directors in the Acquisition by reading the proxy statement/prospectus regarding the Acquisition.

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